Exhibit 99.1

Aris Mining Reports Q1 2025 RESULTS WITH RECORD ADJUSTED EARNINGS PER SHARE, OPERATIONAL STRENGTH, AND PROGRESS ON GROWTH PROJECTS

Vancouver, Canada, May 7, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces its financial and operating results for the three months ended March 31, 2025 (Q1 2025), with a strong start to the year marked by record gold prices, solid production performance, and continued investments in growth. Adjusted earnings per share (EPS) of $0.16 is the highest full quarter result since Aris Mining was formed in September 2022. All amounts are expressed in U.S. dollars unless otherwise indicated.

Neil Woodyer, CEO, commented “Aris Mining had a strong start to 2025, driven by solid operational execution, higher gold prices, and continued progress on our growth initiatives. At Segovia, we maintained production and high margins while advancing the plant expansion, which remains on track for commissioning in June. At Marmato, we are making steady progress on the Lower Mine development, with construction spend ramping up and plant capacity now targeting 5,000 tonnes per day. At our Toroparu Project in Guyana, we have launched a new study to update the development plan, and we look forward to demonstrating the potential of this project.”

Q1 2025 Financial Performance

•	Gold revenue of $154.1 million, an increase of 47% over Q1 2024 and 4% over Q4 2024.
•	Adjusted EBITDA[1] of $66.6 million for Q1, and $201.3 million on a trailing 12-month basis, up 134% for the quarter from Q1 2024 and up 20% from Q4 2024.
•	Net earnings[2] of $2.4 million, compared to a loss of $0.7 million in Q1 2024.
•	Adjusted net earnings of $27.2 million or $0.16/share, up from $0.04/share in Q1 2024 and $0.14/share in Q4 2024. Record full quarterly adjusted EPS since Aris Mining was formed in September 2022.
•	The Company ended the quarter with a cash balance of $240 million and net debt[3] of $250 million, implying a net leverage ratio of 1.2x.
	Q1 2025	Q4 2024	Q1 2024
Gold production (ounces)	54,763	57,364	50,767
Segovia - Owner Mining ($/ounce sold)	$1,482	$1,386	$1,553
Segovia - CMP AISC Margin	41%	39%	36%
EBITDA	$39.7M	$66.6M	$22.4M
Adjusted EBITDA	$66.6M	$55.6M	$28.4M
Adjusted EBITDA, last 12 months	$201.3M	$163.1M	$147.8M
Net earnings (loss)[2]	$2.4M or $0.01/share	$21.7M or $0.13/share	($0.7M) or ($0.01)/share
Adjusted earnings	$27.2M or $0.16/share	$24.7M or $0.14/share	$5.4M or $0.04/share
Adjusted earnings, last 12 months	$77.7M or $0.46/share	$55.9M or $0.34/share	$45.0M or $0.34/share

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Q1 2025 Operational Performance

•	Gold production totaled 54,763 oz, an increase of 8% from 50,767 oz in Q1 2024 and accounting for 22% of the mid-point of the FY 2025 production guidance range of 230 koz - 275 koz. Production rates are expected to progressively increase in H2 2025 following commissioning of the Segovia plant expansion in June 2025.
•	Marmato Upper Mine produced 7,214 oz, a 23% increase over Q4 2024.
•	Segovia Operations produced 47,549 oz, supported by gold grades of 9.4 g/t and gold recoveries of 96.1%.
o	AISC margin increased to $60.9 million, a 114% increase over Q1 2024.
o	Owner Mining AISC increased to $1,482/oz (Q4 2024: $1,386; Q1 2024: $1,553), towards the lower end of the Company’s full-year 2025 guidance range of $1,450 to $1,600.
o	Contract Mining Partner (CMP) sourced gold delivered a 41% AISC sales margin, outperforming the top end of the Company’s full-year 2025 guidance range of 35% to 40%.
o	Total AISC increased to $1,570/oz (Q4 2024: $1,485; Q1 2024: $1,434), driven primarily by gold prices, which increased costs for purchased material from CMPs, as well as royalties and social contributions.
Figure 1: Strong AISC Margin Growth ($ million) - Segovia
Figure 2: Total AISC and Realized Gold Price Trends ($/oz) - Segovia

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Total Segovia Operating Information	Q1 2025	Q4 2024	Q1 2024
Average realized gold price ($/ounce sold)	$2,855	$2,642	$2,062
Tonnes milled (t)	167,150	167,649	154,425
Average tonnes milled per day (tpd)	1,966	1,949	1,817
Average gold grade processed (g/t)	9.37	9.84	9.42
Gold produced (ounces)	47,549	51,477	44,908
Gold sold (ounces)	47,390	50,409	45,288
AISC margin - $M	60.9	58.3	28.5

Segovia Operating Information by Segment	Q1 2025	Q4 2024	Q1 2024
Owner Mining
Gold sold (ounces)	26,963	28,149	22,445
Cash costs - ($/ounce sold)	$1,123	$1,042	$1,191
AISC - ($/ounce sold)	$1,482	$1,386	$1,553
AISC margin ($M)	37.0	35.3	11.4

CMPs
Gold sold (ounces)	20,427	22,260	22,843
Cash costs - ($/ounce sold)	$1,431	$1,399	$1,133
AISC - ($/ounce sold)	$1,687	$1,610	$1,316
AISC sales margin (%)	41%	39%	36%
AISC margin ($M)	23.9	23.0	17.1
Total: Owner Mining & CMP AISC Margin ($M)	60.9	58.3	28.5

* Aris Mining operates its own mines and contracts with community-based mining partners, referred to as Contract Mining Partners (CMPs), to increase total gold production. Some partners work within Aris Mining’s infrastructure, while others manage their own mining operations on Aris Mining’s titles using their own infrastructure. In addition, Aris Mining purchases high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.

Growth and Expansion Updates

•	The Company invested $43.0 million in growth and expansion initiatives during the quarter, including:
o	$29.7 million toward the Marmato Lower Mine development; and
o	$6.4 million at Segovia to support plant expansion, underground development and exploration.
•	In Q1 2025, our operations generated $40.0 million in cash flow after sustaining capital and income tax, enabling us to internally-fund the majority of our strategic growth and expansion investments.
•	The Segovia expansion to 3,000 tonnes per day (tpd) is nearing completion, with the new ball mill to be installed in May and commissioning expected in June 2025.
•	The Marmato Lower Mine construction is progressing well, with processing plant capacity increased from 4,000 tpd to a planned 5,000 tpd:
o	decline development underway with 323 metres completed to the end of April 2025;
o	earthworks completed for the main substation platform, and continued earthworks for the process plant platform; and
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o	continued arrival of equipment and materials on site, including tailings filters, cyclones and sump pumps.
•	Soto Norte Project: the Company continues to advance the new Pre-Feasibility Study, with completion expected in Q3 2025.
•	Toroparu Project: a new Preliminary Economic Assessment (PEA), prepared in accordance with National Instrument 43-101, has been commissioned to evaluate updated development options for the Toroparu project. Since updating the mineral resource estimate for Toroparu in March 2023, Aris Mining has also completed infrastructure optimization studies, strengthening the foundation for the development plan. Completion of the PEA is expected in Q3 2025.

Capital Structure Update

During Q1 2025 and through early May, Aris Mining continued to see strong participation in the exercise of its in-the-money TSX-listed ARIS.WT.A warrants, which expire on July 29, 2025. Year-to-date, the Company has received over $19.4M in proceeds from these warrant exercises, further strengthening the balance sheet and supporting growth initiatives at Segovia and Marmato.

As of May 6, 2025, Aris Mining has approximately 178.1 million common shares issued and outstanding, with 48.0 million ARIS.WT.A warrants remaining outstanding, which if fully exercised would result in the issuance of 24.0 million new Aris Mining shares and additional proceeds to the Company of C$132 million (or $96 million).

Following the expiry of the ARIS.WT.A warrants on July 29, 2025, the Company will have no remaining convertible securities outstanding, other than stock options issued under its stock option plan.

Since issuing its new $450 million senior unsecured bonds in October 2024, Aris Mining has steadily reduced both its total and net leverage ratios. As of March 31,2025, total leverage was 2.4x3 and net leverage was 1.2x3.

Figure 3: Total and Net Leverage Ratios4

Endnotes

1 All references to adjusted earnings, EBITDA, adjusted EBITDA, adjusted (net) earnings, growth and expansion expenditures, cash flow after sustaining capital and income tax, cash costs and AISC are non-GAAP financial measures in this document. These measures do not have any standardized meaning prescribed under GAAP, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s financial statements.

2 Net earnings represents net earnings attributable to owners of the company, as presented in the annual and interim financial statements for the relevant period.

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3 Net debt is calculated as outstanding principal for the Senior Notes and the Gold-linked Notes, less cash.

4 Total and Net Leverage ratios are calculated by dividing total debt and net debt, respectively, by Adjusted EBITDA on a trailing 12-month basis.

Q1 2025 Conference Call Details

Management will host a conference call on Thursday, May 8, 2025, at 9:00 a.m. ET / 6:00 a.m. PT / 2:00 p.m. BST / 3:00 p.m. CEST to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (dpregister.com). Once registered, call in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

•	Link: Webcast | Q1 2025 Conference Call

Conference Call

•	Toll-free North America: +1-833-821-0197
•	International: +1-647-846-2328

Audio Recording

•	After the call, an audio recording will be available via telephone until the end of day on May 15, 2025.
•	Toll-free in the US and Canada: +1-855-669-9658
•	International: +1-412-317-0088; and using the access code: 3305587

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation.

Aris Mining's Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 and 2024 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the financial statements are available free of charge upon written request to info@aris-mining.com.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold following the ramp-up of the Segovia mill expansion, expected during the second half of 2025, and the new Marmato Mine, which is expected to start ramping up in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected by mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) has been commissioned.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

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Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted (net) earnings, cash cost, total leverage, net leverage and AISC are non-GAAP financial measures and non-GAAP ratios. These financial measures do not have any standardized meaning prescribed under IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States, and therefore may not be comparable to other issuers. For full details on these measures and ratios refer to the “Non-GAAP Financial Measures” sections of the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2025 and 2024 and years ended December 31, 2024 and 2023 (MD&As). The MD&As are incorporated by reference into this news release and are available at www.aris-mining.com, on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

We have presented total leverage and net leverage as non-GAAP ratios in this press release. Total leverage is calculated as the outstanding principal of the Company’s debt instruments divided by trailing twelve-month adjusted EBITDA, and net leverage is calculated as net debt divided by trailing twelve-month adjusted EBITDA. We believe these ratios provide useful information to analysts, investors, and other stakeholders in assessing the Company’s leverage and evaluating our balance sheet.

The tables below reconcile the non-GAAP financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's interim financial statements for the three months ended March 31, 2025 and 2024, and Company’s annual financial statements for the three months and years ended December 31, 2024 and 2023.

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Quarterly cash-flow summary

	Three months ended,
($000's)	Q1 2025	Q4 2024
Gold revenue	$154,142	$148,381

Total cash cost[1]	(72,730)	(73,688)
Royalties	(6,359)	(5,748)
Social contributions	(4,334)	(4,228)
Sustaining capital	(6,589)	(6,357)
Lease payments on sustaining capital	(480)	(567)
All in sustaining cost (AISC)[1]	(90,492)	(90,588)

AISC margin	63,650	57,793

Taxes paid[2]	(5,121)	(25,152)
General and administration expense[2]	(4,106)	(8,084)
Decrease (increase) in VAT receivable	(11,761)	18,906
Other changes in working capital	(3,415)	8,650
Impact of foreign exchange losses on cash balances[2]	768	(2,699)
After-tax adjusted sustaining margin[3]	40,015	49,414

Expansion and growth capital expenditure[1]
Marmato Lower Mine	(29,661)	(18,998)
Segovia Operations	(6,368)	(21,041)
Marmato Upper Mine	-	(5,369)
Toroparu Project	(2,411)	(1,719)
PSN	(4,566)	(3,604)
Change in accrued capital expenditures and other additions	(5,938)	9,204
Total expansion and growth capital	(48,944)	(41,527)

Financing and other costs[4]
Proceeds from warrant and option exercises[2]	5,197	1,427
Principal repayment of Gold Notes[2]	(3,941)	(3,695)
Repayment of 2026 Senior Notes [2]	-	(305,157)
Net proceeds from 2029 Senior Notes[2]	-	441,294
Precious metal stream deposit received[2]	-	40,016
Capitalized interest paid[2]	(5,031)	(3,959)
Interest (paid) received - net[2]	-	(5,582)
Total financing and other costs	(3,775)	164,344
Net change in cash[2]	(12,704)	172,231
Opening cash balance at beginning of period[2]	252,535	80,304
Closing cash balance at end of period[2]	239,831	252,535
1.	Refer to the Non-GAAP Financial Measures section for full details on cash costs ($ per oz sold), AISC ($ per oz sold), and additions to mining interests split by nature and site which are on an accrual basis.
2.	As presented in the Financial Statements and notes for the respective periods.
3.	After-tax adjusted sustaining margin is defined as operating cash flow adjusted for the receipt of the WPMI milestone payment, sustaining capital expenditures and sustaining lease payments.
4.	Financing and other costs are defined as financing activities as presented in the Financial Statements adjusted for capitalized interest paid and receipt of the WPMI milestone payment.
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Cash costs per ounce

Reconciliation of total cash costs by business unit at Segovia and Marmato to the cash costs as disclosed above.

	Three months ended Mar 31, 2025		Three months ended Dec 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	47,390	6,891	54,281	50,409	5,925	56,334
Cost of sales[1]	67,091	15,384	82,475	68,078	15,111	83,189
Less: materials and supplies inventory provision	-	-	-	(965)	(225)	(1,190)
Less: royalties[1]	(4,519)	(1,840)	(6,359)	(4,342)	(1,406)	(5,748)
Add: by-product revenue[1]	(3,073)	(313)	(3,386)	(2,308)	(255)	(2,563)
Total cash costs	59,499	13,231	72,730	60,463	13,225	73,688
Total cash costs ($ per oz gold sold)	$1,256			$1,199
Total cash costs including royalties	64,018			64,805
Total cash costs including royalties ($ per oz gold sold)	$1,351			$1,286

				Three months ended Mar 31, 2024
($000s except per ounce amounts)				Segovia	Marmato	Total
Total gold sold (ounces)				45,288	5,756	51,044
Cost of sales[1]				57,949	13,384	71,333
Less: materials and supplies inventory provision				-	-	-
Less: royalties[1]				(3,008)	(1,084)	(4,092)
Add: by-product revenue[1]				(2,318)	(112)	(2,430)
Total cash costs				52,623	12,188	64,811
Total cash costs ($ per oz gold sold)				$1,162
Total cash costs including royalties				55,631
Total cash costs including royalties ($ per oz gold sold)				$1,228
1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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Cash costs per ounce - Business Units (Segovia)

	Three months ended Mar 31, 2025			Three months ended Dec 31 2024
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	26,963	20,427	47,390	28,149	22,260	50,409
Cost of sales[1]	34,799	32,292	67,091	34,518	33,560	68,078
Less: materials and supplies inventory provision	-	-	-	(717)	(248)	(965)
Less: royalties[1]	(2,783)	(1,736)	(4,519)	(2,754)	(1,588)	(4,342)
Add: by-product revenue[1]	(1,748)	(1,325)	(3,073)	(1,727)	(581)	(2,308)
Total cash costs	30,268	29,231	59,499	29,320	31,143	60,463
Total cash costs ($ per oz gold sold)	$1,123	$1,431	$1,256	$1,042	$1,399	$1,199
				Three months ended Mar 31, 2024
($000s except per ounce amounts)				Owner	CMPs	Total
Total gold sold (ounces)				22,445	22,843	45,288
Cost of sales[1]				30,085	27,864	57,949
Less: royalties[1]				(1,677)	(1,331)	(3,008)
Add: by-product revenue[1]				(1,663)	(655)	(2,318)
Total cash costs				26,745	25,878	52,623
Total cash costs ($ per oz gold sold)				$1,192	$1,133	$1,162

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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All-in sustaining costs (AISC)

Reconciliation of total AISC by business unit at Segovia and Marmato to the AISC as disclosed above.

	Three months ended Mar 31, 2025			Three months ended Dec 31, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	47,390	6,891	54,281	50,409	5,925	56,334
Total cash costs	59,499	13,231	72,730	60,463	13,225	73,688
Add: royalties[1]	4,519	1,840	6,359	4,342	1,406	5,748
Add: social programs[1]	4,061	273	4,334	4,063	165	4,228
Add: sustaining capital expenditures	5,856	733	6,589	5,426	931	6,357
Add: lease payments on sustaining capital	480	-	480	567	-	567
Total AISC	74,415	16,077	90,492	74,861	15,727	90,588
Total AISC ($ per oz gold sold)	$1,570			$1,485

				Three months ended Mar 31, 2024
($000s except per ounce amounts)				Segovia	Marmato	Total
Total gold sold (ounces)				45,288	5,756	51,044
Total cash costs				52,623	12,188	64,811
Add: royalties[1]				3,008	1,084	4,092
Add: social programs[1]				2,289	1,166	3,455
Add: sustaining capital expenditures				6,496	824	7,320
Add: lease payments on sustaining capital				506	-	506
Total AISC				64,922	15,262	80,184
Total AISC ($ per oz gold sold)				$1,434

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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All-in sustaining costs (AISC) - Segovia by Business Unit

	Three months ended Mar 31, 2025			Three months ended Dec 31, 2024
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	26,963	20,427	47,390	28,149	22,260	50,409
Total cash costs	30,268	29,231	59,499	29,320	31,143	60,463
Add: royalties[1]	2,783	1,736	4,519	2,754	1,588	4,342
Add: social programs[1]	2,501	1,560	4,061	2,558	1,505	4,063
Add: sustaining capital expenditures	3,917	1,939	5,856	3,819	1,607	5,426
Add: lease payments on sustaining capital	480	-	480	567	-	567
Total AISC	39,949	34,466	74,415	39,018	35,843	74,861
Total AISC ($ per oz gold sold)	$1,482	$1,687	$1,570	$1,386	$1,610	$1,485

	Three months ended Sep 30, 2024			Three months ended June 30, 2024
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	22,952	25,107	48,059	20,183	23,183	43,366
Total cash costs	24,820	35,579	60,399	24,660	31,682	56,342
Add: royalties[1]	1,999	1,507	3,506	1,720	1,358	3,078
Add: social programs[1]	2,449	1,845	4,294	1,185	935	2,120
Add: sustaining capital expenditures	3,640	1,783	5,423	4,677	1,547	6,224
Add: lease payments on sustaining capital	389	-	389	364	-	364
Total AISC	33,297	40,714	74,011	32,606	35,522	68,128
Total AISC ($ per oz gold sold)	$1,451	$1,622	$1,540	$1,616	$1,532	$1,571

				Three months ended Mar 31, 2024
($000s except per ounce amounts)				Owner	CMPs	Total
Total gold sold (ounces)				22,445	22,843	45,288
Total cash costs				26,745	25,878	52,623
Add: royalties[1]				1,677	1,331	3,008
Add: social programs[1]				1,276	1,013	2,289
Add: sustaining capital expenditures				4,659	1,837	6,496
Add: lease payments on sustaining capital				506	-	506
Total AISC				34,863	30,059	64,922
Total AISC ($ per oz gold sold)				$1,553	$1,316	$1,434

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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Additions to mineral interests, plant and equipment

($’000)	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Sustaining capital
Segovia Operations	5,856	5,426	6,496
Marmato Upper Mine	733	931	824
Total	6,589	6,357	7,320
Non-sustaining capital
Marmato Lower Mine	29,661	18,998	14,865
Segovia Operations	6,368	21,041	11,023
Soto Norte Project (PSN)	4,566	3,604	-
Marmato Upper Mine	-	5,369	2,278
Toroparu Project	2,411	1,719	1,939
Juby Project	4	34	3
Total	43,010	50,765	30,108
Corporate Assets	-	-	-
Additions to mining interest, plant and equipment[1]	49,599	57,122	37,428

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

	Three months ended,
($000s)	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024
Earnings (loss) before tax[1]	21,220	37,513	13,603	17,904	10,310
Add back:
Depreciation and depletion[1]	10,734	9,530	9,019	8,082	7,519
Finance income[1]	(2,336)	(1,606)	(1,351)	(1,691)	(2,246)
Interest and accretion[1]	10,037	21,165	6,493	6,496	6,803
EBITDA	39,655	66,602	27,764	30,791	22,386
Add back:
Share-based compensation[1]	3,784	(483)	2,533	1,373	1,842
(Income) loss from equity accounting in investee[1]	14	14	17	2,301	551
(Gain) loss on financial instruments[1]	16,628	(6,561)	12,842	6,144	3,742
Other (income) expense[1]	535	1,116	(428)	2,681	-
Foreign exchange (gain) loss[1]	5,997	(5,113)	311	(7,211)	(108)
Adjusted EBITDA	66,613	55,575	43,039	36,079	28,413
1.	As presented in the Annual and Interim Financial Statements and notes for the respective periods.

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Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

($000s)	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
Earnings (loss) before tax[1]	10,310	7,963	26,156	18,925
Add back:
Depreciation and depletion[1]	7,519	7,535	10,938	8,825
Finance income[1]	(2,246)	(2,580)	(3,672)	(2,358)
Interest and accretion[1]	6,803	6,772	6,757	6,746
EBITDA	22,386	19,690	40,179	32,138
Add back:
Share-based compensation[1]	1,842	2,977	528	459
Revaluation of investments (Denarius/Aris)	-	536	-	10,023
(Income) loss from equity accounting in investee[1]	551	(3,667)	(1,062)	1,428
(Gain) loss on financial instruments[1]	3,742	13,429	(374)	(11,756)
Other (income) expense[1]	-	(1,442)	21	35
Foreign exchange (gain) loss[1]	(108)	6,685	2,285	7,237
Adjusted EBITDA	28,413	38,208	41,577	39,564
1.	As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Adjusted net earnings and adjusted net earnings per share

		Three months ended,
($000s except shares amount)	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	June 30, 2024	Mar 31, 2024
Basic weighted average shares outstanding	171,622,649	170,900,890	169,873,924	151,474,859	138,381,653
Net earnings (loss)[1]	2,368	21,687	(2,074)	5,713	(744)
Add back:
Share-based compensation[1]	3,784	(483)	2,533	1,373	1,842
(Income) loss from equity accounting in investee[1]	14	14	17	2,301	551
(Gain) loss on financial instruments[1]	16,628	(6,561)	12,842	6,144	3,742
Other (income) expense[1]	535	1,116	(428)	2,681	-
Loss on extinguishment of Senior Notes	-	11,463	-	-	-
Foreign exchange (gain) loss[1]	5,997	(5,113)	311	(7,211)	(108)
Income tax effect on adjustments	(2,099)	2,536	(109)	1,738	78
Adjusted net (loss) / earnings	27,227	24,659	13,092	12,739	5,361
Per share - basic ($/share)	0.16	0.14	0.08	0.08	0.04

1.	As presented in the Annual and Interim Financial Statements and notes for the respective periods.

13	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Adjusted net earnings and adjusted net earnings per share

($000s except shares amount)	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
Basic weighted average shares outstanding	138,381,653	137,313,095	137,192,545	136,229,686
Net earnings (loss)[1]	(744)	(5,944)	13,833	9,899
Add back:
Share-based compensation[1]	1,842	2,977	528	459
Revaluation of investments (Denarius/Aris)	-	536	-	10,023
(Income) loss from equity accounting in investee[1]	551	(3,667)	(1,062)	1,428
(Gain) loss on financial instruments[1]	3,742	13,429	(374)	(11,756)
Other (income) expense[1]	-	(1,442)	21	35
Loss on extinguishment of Senior Notes	-	-	-	-
Foreign exchange (gain) loss[1]	(108)	6,685	2,285	7,237
Income tax effect on adjustments	78	(2,221)	(796)	(2,453)
Adjusted net (loss) / earnings	5,361	10,353	14,435	14,872
Per share - basic ($/share)	0.04	0.08	0.11	0.11
1.	As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s ability to deliver on its 2025 objectives, the completion timeline and expected benefit from the Sevogia expansion, the completion timeline and expected benefit from the Marmato Lower Mine construction, the expected completion date of the new pre-feasibility study for the Soto Norte Project, the completion date of the new preliminary economic assessment for the Toroparu Project, benefits to the Company from the exercise of its outstanding warrants and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Mine, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

14	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

15	TSX: ARIS | NYSE-A: ARMN | aris-mining.com